Mail Stop 3010

June 5, 2009

Mr. Christopher J. Papa
Executive Vice President and Chief Financial Officer
Post G.P. Holdings, Inc.
4401 Northside Parkway, Suite 800
Atlanta, GA 30327

> **Re:** **Post Apartment Homes, L.P.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 0-28226**

Dear Mr. Papa:

We have read your supplemental response letter dated May 29, 2009 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Critical Accounting Policies and New Accounting Pronouncements, page 32

1. We note your response to our prior comment 1. Please tell us how you estimated market sales prices as of December 31, 2008 in your impairment analysis of the Ritz Carlton Project. Clarify to what extent you considered current sale prices for similar developed condominiums in arriving at the projected undiscounted cash flows.

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant